Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

June 14, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Transatlantic Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”) Filed February 28, 2007 File No. 001-10545 Your correspondence dated June 4, 2007

Dear Mr. Rosenberg:

     We have reviewed the above referenced correspondence and reply herein to your comments in the order presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Estimates, page 35

Loss Reserves, page 35

1.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and

1.	3) The potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

	a.	Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:

		1.	We note your discussion on page 36 related to your longer tail lines of business. Please explain how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

		2.	In your discussion of the methodologies utilized on page 37, clarify which methods were used to record your reserves. Include why you selected each methodology over any of the other methodologies and whether the same methodology was used for all periods.

		3.	On page 37 you also discuss how the actuarial point estimate is compared against the actual carried reserves. Include a discussion of how you determine that the recorded estimate is more appropriate, what you rely on in this determination, and the amount of the difference.

		4.	Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

	b.	In your discussion of the sensitivity of the reserves to variations in certain assumptions, include a discussion of how these assumptions as of December 31, 2006 are or are not consistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given any potential inconsistency identified.

	c.	Your discussion of the impact that changes in prior year reserves had on current operations on page 43 references “greater than expected loss activity” along with a discussion of the year and lines of businesses affected. Discuss the actual factors that resulted in the “greater than expected loss activity” referenced.

     RESPONSE:

     To enhance its existing disclosures, Transatlantic Holdings, Inc. (the “Company” and collectively with its subsidiaries, “TRH”) plans to add the following narrative to Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its second quarter 2007 Form 10-Q or 2007 Form 10-K, as applicable.

     1a1) The actuarial methods that TRH employs to determine the appropriate loss reserves for shorter tail lines of business are the same as those employed for longer tail lines. However, the judgments that are made with regard to factors such as loss trends, expected loss ratios (“ELRs”) and loss development factors for shorter tail lines generally have much less of an effect on the determination of the loss reserve amount than when those same judgments are made regarding the longer tailed lines of business.

In contrast to the longer tailed lines of business, reported losses for the shorter tailed classes, such as the property lines of business (e.g., fire and homeowners) and certain marine and energy classes, generally reach the ultimate level of incurred losses in a relatively short period of time. Rather than having to rely on assumptions regarding ELRs and loss development factors for many accident years for a given line, these assumptions are generally only relevant for the most recent accident year or two. Therefore, these assumptions tend to be less critical and subject to less variability for the shorter tailed lines of business.

     1a2) As discussed in TRH’s 2006 Form 10-K (page 37), the methodologies that TRH typically employs include the paid loss development, incurred loss development, paid Bornhuetter-Ferguson (“B-F”) and incurred B-F methods. These methodologies, discussed below, were applied in both the 2006 and 2005 periods.

In the course of these detailed loss reserve reviews, which are performed by year, by line of business, a point estimate of the loss reserve need is determined and significant actuarial judgment is often employed. Differences between the various indications are analyzed to understand the drivers of these differences, so that TRH can make a selection based on the methods that are believed to be most appropriate for that line of business. Frequently, the selection is based on an average of the various indications, giving the most weight to the indications deemed most appropriate. Generally speaking, TRH is often able to give more weight to loss development indications for more mature years where credible reported losses exist, as opposed to the more current years, where the B-F method is often highly relied upon due to the lack of credible and mature reported experience.

The following provides additional detail on the methods used for the major classes of business:

Excess Casualty: The vast majority of this class consists of domestic treaties, including pro rata and excess-of-loss contracts of general liability business, which are included in the other liability line of business. Excess casualty is dominated by umbrella business, some of which has very high attachment points. This business is generally very long tailed and characterized by relatively low frequency and high severity type losses. Therefore, expected loss ratio methods, such as the incurred B-F method, are heavily relied upon for most years due to the lack of mature reported experience for these years. The ELRs utilized for the most recent years are based on the projected ultimate loss ratios of prior years adjusted for rate level changes, estimated loss cost trends and other quantifiable changes, as well as actuarial pricing indications.

Directors’ & Officers’ Liability (“D&O”) and Errors & Omissions Liability (“E&O”): These classes, which are significant components of the other liability line of business, are dominated by high layer excess of loss D&O business as well as E&O classes such as lawyers and accountants. Much of this business is domestic, although significant amounts are written out of the London branch. This business is reviewed separately by operating branch and for pro rata versus excess-of-loss contracts, treaty versus facultative and D&O separately from E&O. Additionally, homogeneous groupings of accountants, lawyers, and architects and engineers risks are reviewed separately. These classes are long tailed in nature, often characterized by very high attachment points. Therefore, B-F methods are generally relied upon for the most recent years due to the lack of mature reported experience. The selections for older years will often be based on the weighted average of the loss development methods and B-F methods. The selection of ELRs for these classes is generally analogous to that of the Excess Casualty class described above but with added emphasis on actuarial pricing indications, as these accounts are often very large and are virtually all actuarially reviewed before the business is underwritten.

Healthcare Professional: This business, which is the most significant component of TRH’s medical malpractice line of business, is reviewed separately for treaty and facultative contracts. Pro rata contracts are reviewed separately from excess-of-loss contracts. There is significant volume in all categories. This class is also quite long tailed due to the excess-of-loss nature of most of the contracts. Due to the lack of mature reported experience, B-F methods are generally utilized for the most recent five underwriting years with some weight given to the loss development methods for earlier years. Because almost all of these accounts are actuarially priced, the indications from these reviews are critical to the selection of the ELRs.

Shorter tailed classes: These would include the property lines of business, such as fire and homeowners, and certain marine and energy classes. These lines are written out of several of TRH’s worldwide offices and the reserves are reviewed separately for each operating branch. Where sufficiently credible experience exists, these lines are also reviewed after segregating pro rata contracts from excess-of-loss contracts. As a reinsurer, these lines do not develop to ultimate loss as quickly as when written on a primary basis, however, they are significantly shorter tailed than the casualty classes discussed earlier. For these classes, a combination of loss development methods and B-F methods are used. Generally, selections for all but the most recent few years are based on loss development methods with the most recent years based on weightings of loss development and expected loss ratio indications.

     1a3) When the actuarial point estimate is compared to the carried reserve, it is recognized that there is an implicit range around the indicated point estimate whereby a carried reserve within that range may be considered reasonable. As of December 31, 2006, the indicated point estimate was within 0.5% of the carried reserve, which TRH considered reasonable as management reviews the appropriateness of the held reserves relative to the indicated point estimate considering many factors. These factors may include, but are not limited to, the amount and direction of any difference between the point estimate and the held reserve, any operational issues which may be difficult to actuarially quantify, various actuarial assumptions which management may want additional input on or any observations regarding optimism or conservatism which management may believe need to be considered.

     1a4) All of the actuarial methods that are employed by TRH for each line of business yield an indication of the ultimate losses for each underwriting year for each such line as discussed earlier. The indicated incurred but not reported (“IBNR”) reserve need is then determined (by year, by line of business) by subtracting the reported losses (which are equal to the sum of inception to date paid losses and the case reserves) from the indicated ultimate losses.

     1b) The assumptions made regarding factors considered in the sensitivity analysis, such as loss trends, ELRs and loss development factors, are generally consistent with TRH’s historical experience. Loss development factors, for example, which are used to project reported paid and incurred losses to an ultimate incurred loss, are selected based on the curves fitted to the historical averages which best represent the data. ELRs are based on the ultimate loss ratios for the more mature years adjusted for changes in the rate levels and other quantifiable factors to enable the ELRs to remain consistent with historical experience.

     1c) Expectations of reported losses in a given period are arrived at based on historical loss reporting patterns. At the primary level, insurance companies have experienced large surges in loss costs for the years 1997 through 2002. This trend has been coupled with an unexpected lengthening of the loss emergence patterns. This has led to larger and more frequent claims entering the reinsured excess-of-loss coverage layers at later points in time than ever before. Additionally in these years, certain policies covered underlying contracts that extended over multiple years, which significantly contributed to recent reported loss activity exceeding previous expectations. Also, the D&O and E&O classes continue to be affected by losses from claims related to corporate bankruptcies and IPO allocation/laddering lawsuits.

12. Stock-Based Compensation Plans, page 79

(c) Compensation to Certain TRH Employees from SICO, page 83

2. Please explain to us why correcting the SICO balance in 2005 directly through retained earnings versus through compensation was appropriate. Provide us with your materiality analysis that supports that such charges would not materially affect the current period. Include any references to the specific paragraphs within the applicable authoritative literature that supports the treatment.

     RESPONSE:

This issue was identified in the preparation of the financial statements for the quarter ended March 31, 2005. When TRH’s parent company expressed its intent to reflect these historical charges in its restated financial statements for prior years, TRH determined it was appropriate that, as a subsidiary, TRH also record such historical expenses.

TRH prepared a SAB 99 analysis that determined that the unrecorded amounts were not material to any previous year. The after-tax effect of the SICO compensation would have represented 0.2%, 0.7% and 0.2% of 2004, 2003 and 2002 net income, respectively. Because the compensation expense resulted from the attribution to TRH of compensation from SICO to certain TRH employees without any economic cost to TRH, such compensation had no effect on total assets, liabilities, stockholders’ equity or cashflows of TRH. The compensation expense would have been offset by a credit to additional paid-in capital. In 2005, TRH began recording SICO compensation expense related to current periods.

TRH notes that paragraph 29 of APB 28 looks to estimated income for the full year, as well as the trend on earnings as a determinant of materiality. Based on estimated income for the year 2005 given first quarter results, and the absence of any effect this adjustment would have had on earnings trends, given the nature of the item, this adjustment was not material. FASB Concepts Statement No. 2 defines materiality as “the magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.”

TRH adopted an approach to record this adjustment that TRH believes is consistent with the Interpretive Response to Question 1 in Staff Accounting Bulletin, Topic 1B, item 1, given the unusual nature of this item.

Upon a determination of immateriality, TRH corrected the balance sheet accounts. TRH determined that the net effect of these items should be recognized in the appropriate stockholders’ equity component, along with full disclosure of this item in a footnote and in MD&A (page 54), all of which have been done.

TRH further notes that the Interpretive response to SAB 108, Question 3, indicates that the SEC would not object to registrants reflecting the cumulative adjustments in the carrying amount of assets and liabilities as of the beginning of the fiscal year, with the offsetting adjustment made to the opening balance of retained earnings.

     In addition to its responses to the specific queries above, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ STEVEN S. SKALICKY

Steven S. Skalicky
Executive Vice President and
Chief Financial Officer

cc:	Jim Atkinson, Accounting Branch Chief
Vanessa Robertson, Staff Accountant

Robert F. Orlich, President and
Chief Executive Officer, TRH